ING USA Annuity and Life Insurance Company

and its Separate Account B

Supplement dated October 18, 2005 to your current variable annuity Contract Prospectus

This supplement replaces the prospectus supplement dated October 11, 2005 and updates certain information contained in your current variable annuity Contract Prospectus. Please read it carefully and keep it with your variable annuity Contract Prospectus.

NOTICE OF FUND SUBSTITUTIONS

ING USA Annuity and Life Insurance Company (the "Company") and Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds, generally managed by third party asset managers, will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance, customer service, operational support, regulatory investigations, legal proceedings and claims.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Growth Portfolio (Service Class 2)	ING FMR^{SM} Earnings Growth Portfolio -- Class S
ING VP LargeCap Growth Portfolio (Class S)	ING Mercury Large Cap Growth Portfolio -- Class S
Pioneer Equity Income VCT Portfolio (Class II)	ING Pioneer Equity Income VCT Portfolio -- Class S
Fidelity® VIP Overseas Portfolio (Service Class 2)	ING VP Index Plus International Equity Portfolio -- Class S

Not all of the Replaced Funds may be available through your variable annuity contract. Please refer to your Contract Prospectus for the list of Replaced Funds available to you.

Important Information about the Proposed Substitutions.
- Prior to the effective date of the substitutions you will receive another supplement which will indicate the effective date of the substitutions, provide you with further details about each Substitute Fund and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your account value immediately before the substitutions will equal your account value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.